Filed Pursuant to Rule 433

Registration No. 333-158663

Market-Linked Investments, in most cases, are bonds or debt securities of a company that can provide your portfolio with the characteristics that suit your investment needs, such as enhanced income or the growth that comes with participation in the equity market. They come with a maturity date or a fixed term, such as 12 months or three years, and can be purchased either in a new issue offering made by the issuing company or in the secondary market.

How do Market-Linked Investments differ from other kinds of bonds?

As a general rule, debt securities make periodic interest payments and return your full investment when they mature, depending on the creditworthiness of the company issuing them. But a Market-Linked Investment’s return and the repayment of principal often depend on the performance of market or asset measures—for instance, stock market indices like the S&P 500, or assets like gold or other commodities, or on currency exchange rates or other investment gauges or strategies. Because their results rely upon these outside measures, many Market-Linked Investments do not make periodic interest payments and do not require the issuer to fully repay the original investment at maturity. However, they may offer significantly higher returns or enhanced interest payments compared with what you would receive from traditional bonds. Like a traditional bond, the Market-Linked Investment is subject to the issuer’s ability to meet its payment obligations.

How can they play a role in my investment strategy?

A Market-Linked Investment may help you take advantage of market movements that you anticipate. For instance, if you expect the price of a particular commodity to rise over time, a suitable Market-Linked Investment can provide you the opportunity for a higher return than a traditional fixed-income investment. But you must be aware of and able to bear the risks of the investment if the market measure does not perform as expected. You must also be willing to assume the credit risk of the issuer.

What forms do Market-Linked Investments typically take?

Market-Linked Investments can provide a combination of features to fit your investment objectives. Popular forms include:

¢  Market Downside Protection.

Market-Downside-Protection notes give you the opportunity for potential gains from a particular asset or market measure while providing full or partial protection of your principal against decreases in that asset or market measure. But that’s the case only if the note is held to maturity. Even if the investment has a market-downside-protection feature, you may not be fully repaid if the issuer goes bankrupt or defaults on its obligations.

¢  Enhanced income. This type of

Market-Linked Investment offers

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation.

Investment products provided:

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MLPF&S is a registered broker-dealer, member Securities Investor Protection Corporation (SIPC) and a wholly owned subsidiary of Bank of America Corporation.

either fixed or variable interest payments during the term of the investment. If the underlying market measure performs extremely well, there may be a limit on the degree to which you benefit. These investments do not offer principal protection against a decline in the market or asset measure’s performance.

■  Market Access. These Market-Linked

Investments can expose you to market sectors, asset classes or investment strategies not readily available through traditional investments such as mutual funds or exchange-traded funds. They do not protect your principal against a decline in the underlying market measure or asset.

■  Enhanced Return. These investments

offer the potential for above-market returns if the underlying market measure or asset performs well. In fact, some returns may multiply the performance of that underlying measure or asset, up to a maximum amount. However, there’s also no protection for your principal against declines in the market measure.

What are the major risks?

Many risks are similar to those you’d see as an investor in bonds or other traditional debt securities, but others reflect the special nature of Market-Linked Investments.

■ Credit risk. A company that issues

a Market-Linked Investment may be unable to make required payments if it goes bankrupt or is unable to pay its debts. You could lose your full investment, even if the underlying asset or market measure is performing well.

■  Performance of a specific market

measure. If the linked index, stock or other market measure doesn’t perform, you could experience lower returns than anticipated and lose some or all of your principal investment.

■  Potentially lower returns than

bonds or other traditional debt securities. You may receive less of a return from Market-Linked Investments than from traditional debt securities.

■  Limited market liquidity. You

may not be able to sell a Market-Linked Investment before its maturity date. And if you are able to sell it on the secondary market, you may receive less than you paid.

■  Differing tax consequences. The

tax treatment can be hard to predict and depends on the characteristics of the Market-Linked investment you choose.

What are the fees involved?

To some extent, what you are charged depends on whether you purchase a Market-Linked Investment as a new issue or on the secondary market. For new issues, you generally pay the issuer $10 per note, part of which goes to the Financial Advisor selling you the investment. In addition, you pay a fee to Merrill Lynch for developing and hedging the investment. These fees come out of the Market-Linked Investment’s cost. For example, if you purchase a $10 bond with upfront fees of, say, $0.20, the actual bond will be worth $9.80 on the first day.

    If you buy or sell a Market-Linked Investment on the secondary market, you pay transaction costs similar to those that you pay for traditional debt securities.

Does Merrill Lynch benefit from my purchase of Market-Linked Investments in other ways?

Merrill Lynch Financial Advisors receive compensation when you buy Market-Linked Investments on a new issue offering as well as on the secondary market. Merrill Lynch also receives compensation for developing and hedging the Market-Linked Investment. Merrill Lynch and its affiliates may also trade or hedge Market-Linked Investments for their own accounts, resulting in profits or losses. When Market-Linked Investments are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs. ■

Important note: Market-Linked Investments are offered by means of an offering document, a prospectus, that describes the specific terms of the Market-Linked Investments and its risks and tax treatment. Investors should read the prospectus and carefully consider this information before investing in Market-Linked Investments. Please contact your Merrill Lynch Financial Advisor for a prospectus.

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